SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2025

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: Financial Calendar 2026
•	Eni: Board of Directors approves hybrid bond issue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate
Secretary’s Staff Office

Date: December 11, 2025

Eni: Financial Calendar 2026

San Donato Milanese (Milan), 10 December 2025 – Eni announces its 2026 annual calendar of corporate events, including the dates for the disclosure of the economic-financial results which will be examined by the Board of Directors and the Shareholders’ Meeting during 2026:

Preliminary financial statements as at December 31, 2025 and resolution on distribution of reserves for and in place of the 2025 dividend (third tranche)	Meeting of the Board of Directors and press release on the distribution	February 25, 2026
	Press release on preliminary financial statements and conference call	February 26, 2026
Annual Report 2025 including the draft financial statement	Meeting of the Board of Directors	March 18, 2026
	Press release	March 18, 2026
Strategic Plan 2026-2029	Meeting of the Board of Directors	March 18, 2026
	Press release, market presentation (Capital Markets Update) and conference call	March 19, 2026
Resolution on distribution of reserves for and in place of the 2025 dividend (fourth tranche)	Meeting of the Board of Directors	April 2, 2026
	Press release	April 2, 2026
First quarter 2026 results	Meeting of the Board of Directors	April 23, 2026
	Press release and conference call	April 24, 2026
Annual Report 2025	Shareholders’ Meeting	May 6, 2026 (single call)
	Press release on Shareholders’ Meeting resolutions	May 6, 2026
Second quarter 2026 results and interim financial report as at June 30, 2026 and resolution on distribution of reserves for and in place of the 2026 dividend (first tranche)*	Meeting of the Board of Directors and press release on distribution	July 28, 2026
	Press release on results and conference call	July 29, 2026
Third quarter 2026 results and resolution on distribution of reserves for and in place of the 2026 dividend (second tranche)*	Meeting of the Board of Directors and press release on distribution	October 22, 2026
	Press release on results and conference call	October 23, 2026

The third tranche for and in place of the dividend for the 2025 fiscal year will be paid on March 25, 2026 (ex-dividend date: March 23, 2026; record date: March 24, 2026); and the fourth tranche will be paid on May 20, 2026 (ex-dividend date: May 18, 2026; record date: May 19, 2026).

*The resolution and the payment of the first and second tranches for and in place of the dividend for the 2026 financial year, through the use of available reserves, are subject to a compliant resolution by the Shareholders' Meeting called to approve the Annual Report 2025; in that case the first tranche will be paid on September 23, 2026 (ex-dividend date: September 21, 2026; record date: September 22, 2026) and the second tranche will be paid on November 25, 2026 (ex-dividend date: November 23, 2026; record date: November 24, 2026).

Markets will be promptly informed of any changes to the above calendar.

According to article 82-ter Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions), Eni intends to continue providing, on a voluntary basis, Company’s quarterly financial results, in order to provide market and investors with regular information about the Company’s financial and operating performances considering the disclosure policy followed by peers which are reporting on a quarterly basis.

Quarterly results will include at least the following key performance indicators:

-	a measure of the performance of operating activities for the Group and the operating segments of Eni, like operating profit or other equivalent measure (reported and on adjusted basis);
-	consolidated net results;
-	consolidated and by segment adjusted net results;
-	consolidated net financial position and cash flow for the period;
-	consolidated shareholder’s equity;
-	consolidated leverage.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

Eni: Board of Directors approves hybrid bond issue

San Donato Milanese (MI), 11 December 2025 – Eni's Board of Directors, chaired by Giuseppe Zafarana, today approved the possible issue of one or more hybrid subordinated bonds, to be placed with institutional investors, with a value up to a maximum aggregate amount of 1 billion euro, to be issued in one or more tranches by 30 June 2027.

The bonds, if issued, will enable Eni to maintain a well-balanced financial structure and will be used for general corporate purposes. The bonds are intended to be listed on one or more regulated markets or on multilateral trading facilities.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com